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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Hooper Holmes, Inc.
(Name of Issuer)

Common Stock, $.04 Par Value
(Title of Class of Securities)

439104100
(CUSIP Number)

Basil P. Regan c/o Regan Partners, L.P. 32 East 57th Street, 20th Floor New York, New York 10022 Tel: (212) 317-1640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	439104100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Basil P. Regan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF and WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,204,375

8.	SHARED VOTING POWER

352,407

9.	SOLE DISPOSITIVE POWER

2,204,375

10.	SHARED DISPOSITIVE POWER	[_]

352,407

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,556,782

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	439104100

Item 1.	Security and Issuer.

The name of the issuer is Hooper Holmes, Inc., a New York corporation (the “Issuer”).  The address of the Issuer’s offices is 170 Mt. Airy Road, Basking Ridge, New Jersey 07920.  This Amendment No. 1 to Schedule 13D relates to the Issuer’s Common Stock, $.04 Par Value (the “Shares”).

Item 2.	Identity and Background.

(a-c, f)
This Amendment No. 1 to Schedule 13D is being filed by Basil P. Regan (the “Reporting Person”).  The Reporting Person’s principal business address is 32 East 57th Street, 20th Floor, New York, New York 10022.  Mr. Regan serves as the general partner of Regan Partners, L.P., a New Jersey limited partnership (the “Partnership”).  Basil P. Regan is a United States citizen.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person may be deemed to beneficially own 2,556,782 Shares.  Because the Reporting Person, in his capacity as the general partner of the Partnership, has voting or dispositive power over all shares beneficially owned by the Partnership, he is deemed to have beneficial ownership of all such shares.

The source of funds used to purchase the securities reported herein was the personal funds of the Reporting Person and the working capital of the Partnership.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Person acquired his Shares of the Issuer for investment purposes.

This Amendment No. 1 to Schedule 13D is being filed to report that as of July 1, 2010, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own 2,556,782 Shares, or 3.7% of the Shares, based on the Issuer’s Form 10-Q filed on May 7, 2010.

The Reporting Person has the sole power to vote or direct the vote of 2,204,375 Shares to which this filing relates.

The Reporting Person shares the power to vote or direct the vote of 352,407 Shares to which this filing relates.

The Reporting Person has the sole power to dispose or direct the disposition of 2,204,375 Shares to which this filing relates.

The Reporting Person shares the power to dispose or direct the disposition of 352,407 Shares to which this filing relates.

The trading dates, number of Shares purchased and the price per share for all transactions in the Shares by the Reporting Person during the period 60 days prior to the date of this filing are set forth in Exhibit A and were effected in the open market.

The Reporting Person specifically disclaims beneficial ownership in the
Shares reported herein except to the extent of his pecuniary interest therein.

As of July 1, 2010, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Schedule of Transactions in the Shares of the Issuer that were effected by the Reporting Person during the period 60 days prior to the date of this filing are set forth in Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2010
(Date)

/s/ Basil P. Regan*
Basil P. Regan

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

*The Reporting Person hereby disclaims beneficial ownership over the Shares reported on this Amendment No. 1 to Schedule 13D except to the extent of the Reporting Person’s pecuniary interest therein.

Exhibit A
Transactions in the Shares

Transactions in Regan Partners, L.P.*

Date of Transaction	Number of Shares	Purchase/Sale	Price of Shares

7/1/2010	138,885	Sale	$0.57
7/1/2010	649,657	Sale	$0.57
7/8/2010	105,330	Sale	$0.57

* Because the Reporting Person, in his capacity as the general partner of the Partnership, has voting or dispositive power over all shares beneficially owned by the Partnership, he is deemed to have beneficial ownership of all such shares reported herein.  The Reporting Person hereby disclaims beneficial ownership over the Shares reported on this Amendment No. 1 to Schedule 13D except to the extent of the Reporting Person’s pecuniary interest therein.

SK 01394 0003 1114552